UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2016

Commission File Number:000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for its fiscal year 2016 first quarter ended March 31, 2016.

As previously reported, on November 14, 2015, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM will purchase, through a to-be-formed wholly-owned Hong Kong subsidiary (the “HK Subsidiary”), the entirety of our shareholding interests in Plastec International Holdings Limited. (“Plastec”). Upon completion of the proposed transaction, we will no longer own Plastec and will continue in existence for an indefinite period of time, where our only operations will generally be to complete development projects, collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, collect any payments we may receive upon Plastec achieving the performance targets for the years ended December 31, 2016, 2017 and 2018 as described in the Agreement and to explore other investment opportunities. The transaction is expected to be consummated after the fulfillment of certain closing conditions, as described in the Agreement and our other filings with the Securities and Exchange Commission. This Form 6-K assumes that the transaction has not closed (which remains so, as of the date of this Form 6-K) and we accordingly are continuing to operate our business in the ordinary course as described herein.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report of Foreign Private Issuer on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report of Foreign Private Issuer on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: progress on the Company’s previously announced proposed sale of its shareholding interests in Plastec; continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) March 31,	(Audited) December 31,
	2016	2015
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	553,117	475,361
Trade receivables, net of allowances for doubtful accounts of HK$ nil, and HK$ nil as of March 31, 2016 and December 31, 2015, respectively	288,060	303,681
Inventories	97,843	105,221
Bills receivable	17,259	5,782
Deposits, prepayment and other receivables	36,099	44,473
Total current assets	992,378	934,518

Property, plant and equipment, net	322,414	336,491
Prepaid lease payments, net	17,783	18,165
Deferred tax assets	18,539	13,260
Intangible assets	459	438
Total assets	1,351,573	1,302,872

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings	45,899	29,223
Trade payables	94,681	111,658
Other payables and accruals	154,110	152,095
Dividend payables	20,183	-
Tax payable	69,037	69,210
Total current liabilities	383,910	362,186

Bank borrowings	-	-
Total liabilities	383,910	362,186

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of March 31, 2016 and December 31, 2015, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(1,692)	7,599
Retained earnings	943,205	906,937
Total shareholders’ equity	967,663	940,686

Total liabilities and shareholders’ equity	1,351,573	1,302,872

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended March 31,
	2016	2015
	HK$	HK$

Revenues	308,901	292,892
Cost of revenues	(217,732)	(218,926)
Gross profit	91,169	73,966

Operating income/(expenses), net
Selling, general and administrative expenses	(38,214)	(32,361)
Other income	2,053	297
Written-off of property, plant and equipment	-	(433)
Gain on disposal of property, plant and equipment	14	137
Total operating expenses, net	(36,147)	(32,360)

Income from operations	55,022	41,606

Interest income	485	651
Interest expense	(152)	(313)
Income before income tax expense	55,355	41,944

Income tax credit/(expense)	1,096	(6,949)
Net income	56,451	34,995

Other comprehensive (expenses)/ income
Foreign currency translation adjustment	(9,291)	4,844
Comprehensive income attributable to Plastec Technologies, Ltd.	47,160	39,839

Net income per share:

Weighted average number of ordinary shares	12,938,128	12,938,128

Weighted average number of diluted ordinary shares	12,938,128	12,938,128

Basic income per share attributable to Plastec Technologies, Ltd.	HK$4.4	HK$2.7

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$4.4	HK$2.7

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2014 and at January 1, 2015	12,938,128	101	26,049	10,137	896,703	932,990

Net income for the year	-	-	-	-	131,335	131,335
Dividend declared and paid	-	-	-	-	(121,101)	(121,101)
Cumulative translation adjustment	-	-	-	(2,538)	-	(2,538)
Balance at December 31, 2015 and at January 1, 2016	12,938,128	101	26,049	7,599	906,937	940,686

Net income for the period	-	-	-	-	56,451	56,451
Dividends declared	-	-	-	-	(20,183)	(20,183)
Cumulative translation adjustment	-	-	-	(9,291)	-	(9,291)
Balance at March 31, 2016	12,938,128	101	26,049	(1,692)	943,205	967,663

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended March 31,
	2016	2015
	HK$	HK$
Operating activities
Net income	56,451	34,995
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,353	24,862
Loss on written-off of property, plant and equipment	-	433
Gain on disposal of property, plant and equipment	(14)	(137)
Deferred tax charge	(5,438)	(1,335)
Changes in operating assets and liabilities:
Trade receivables	19,951	2,705
Inventories	7,378	7,859
Deposits, prepayment and other receivables	(3,103)	(15,431)
Trade payables	(16,977)	(15,315)
Other payables and accruals	3,341	1,530
Tax payables	76	3,397
Net cash provided by operating activities	84,018	43,563

Investing activities
Purchase of property, plant and equipment	(13,642)	(27,882)
Purchase of intangible asset	(21)	-
Proceeds from disposal of property, plant and equipment	17	1,269
Net cash used in investing activities	(13,646)	(26,613)

Financing activities
Net proceeds from bank borrowings	16,675	-
Net cash provided by financing activities	16,675	-

Effect of exchange rate changes on cash and cash equivalents	(9,291)	4,844

Net increase in cash and cash equivalents	87,047	16,950
Cash and cash equivalents, beginning of period	475,361	528,527
Cash and cash equivalents, end of period	553,117	550,321

Supplementary disclosures of cash flow information:
Interest received, net	333	338
Income taxes paid	4,266	4,888

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Results of Operations

Operating results for the first quarter ended March 31, 2016 compared to the first quarter ended March 31, 2015

We recorded an approximately 5.5% increase in revenue for the first quarter ended March 31, 2016 to HK$308.9 million compared to the corresponding period in the prior year. The increase in revenue was primarily a result of our continued focus on soliciting new orders from existing and new customers along with increased sales in China.

Our gross profit increased by approximately 23.3% to HK$91.2 million compared to the corresponding period in the prior year. The increase in gross profit was attributable to better margins on our products compared to the corresponding period in the prior year, underpinned also by our on-going efforts in streamlining our manufacturing operation and process, including cessation of one of our manufacturing plants in China as part and parcel of our costs control strategies. Gross profit margin improved to 29.5% from 25.3% compared to the corresponding period in the prior year.

We had an income tax credit of HK$1.1 million compared to an income tax expense of HK$6.9 million in the corresponding period in the prior year, arising from a deferred tax credit provided during the period. Our net income after tax was HK$56.5 million, an increase by approximately 61.3% compared to the corresponding period in the prior year.

Balance sheet positions as at March 31, 2016 compared to December 31, 2015

Total assets increased by HK$48.7 million or approximately 3.7% to HK$1,351.6 million as of March 31, 2016 compared to HK$1,302.9 million as of December 31, 2015. This increase was mainly attributable to a HK$77.8 million increase in cash and cash equivalents against a HK$15.6 million decrease in trade receivables and a HK$14.5 million decrease in net book values of fixed assets.

Total liabilities increased by HK$21.7 million or approximately 6.0% to HK$383.9 million as of March 31, 2016 compared to HK$362.2 million as of December 31, 2015. This increase was mainly attributable to a HK$20.2 million dividend payable and a HK$16.7 million increase in bank borrowings, against a HK$17.0 million decrease in trade payables.

Cashflow analysis

We have relied primarily upon internally generated funds and bank borrowings to finance our operations and expansion.

For the three months ended March 31, 2016, we recorded HK$87.0 million cash inflow as compared to HK$17.0 million cash inflow in the same corresponding period in the prior year.

We generated HK$84.0 million cash inflow from operating activities as compared to HK$43.6 million cash inflow in the same corresponding period in the prior year. Net cash used in investing activities was HK$13.6 million compared to HK$26.6 million in the corresponding period in the prior year. We had net proceeds from bank borrowings for HK$16.7 million under financing activities compared to nil in the same corresponding period in the prior year.

Cash and cash equivalent amounted to HK$553.1 million as of March 31, 2016, which we utilized to settle the dividend payables of HK$20.2 million, as declared in March 2016, in April 2016.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: May 10, 2016